UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Earthstone Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

Jonathan Siegler

Bluescape Resources Company LLC

200 Crescent Court, Ste. 1900

Dallas, TX 75201

(469) 398-2205

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

J. Mark Metts

Sidley Austin LLP

1000 Louisiana St., Suite 5900

Houston, Texas 77002

(713) 495-4501

October 1, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 27032D304	Page 2

1.	Names of Reporting Persons. Flatonia Energy, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 3

1.	Names of Reporting Persons. Flatonia Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 4

1.	Names of Reporting Persons: Energy Recapitalization and Restructuring Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: PN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 5

1.	Names of Reporting Persons: ERR FI Flatonia Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 6

1.	Names of Reporting Persons: ERR FI II Flatonia Intermediate, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: PN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 7

1.	Names of Reporting Persons: Energy Recapitalization and Restructuring FI, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: CO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 8

1.	Names of Reporting Persons: Energy Recapitalization and Restructuring FI Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: PN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 9

1.	Names of Reporting Persons: Parallel Resource Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: IA

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 10

1.	Names of Reporting Persons: BRC Energy Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,080,941 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,080,941 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,080,941 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 11

1.	Names of Reporting Persons: Bluescape Resources Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 12

1.	Names of Reporting Persons: C. John Wilder Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: IN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 13

1.	Names of Reporting Persons: Carlson Energy Partners I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: OO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 14

1.	Names of Reporting Persons: Carlson Energy Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: CO

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 15

1.	Names of Reporting Persons: Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: IN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 16

1.	Names of Reporting Persons: John K. Howie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: IN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

CUSIP No: 27032D304	Page 17

1.	Names of Reporting Persons: Ron Hulme
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 2,068,519 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	SHARED DISPOSITIVE Power 2,068,519 shares of Class A Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,519 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%(1)
14.	Type of Reporting Person: IN

(1)	The percentage in Row 13 is based on Earthstone Energy, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which disclosed that, as of November 1, 2019, 29,305,986 shares of Class A Common Stock, $0.001 par value per share, were outstanding.

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on December 19, 2014 (as further amended by this Amendment No. 2, this “Schedule 13D”), and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (the “Issuer” or “Earthstone”), whose principal executive offices are located at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380.

Except as set forth herein, the Original Schedule 13D, as amended by Amendment No. 1, is unmodified. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings ascribed to those terms in the Original Schedule 13D, as amended by Amendment No. 1 thereto.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated to read as follows:

This Schedule 13D is filed jointly by and on behalf of each of the following entities/persons (collectively, the “Reporting Persons”):

(i)	Flatonia Energy, LLC, a Delaware limited liability company (“Flatonia”);

(ii)	Flatonia Holdings, LLC, a Delaware limited liability company (“Flatonia Holdings”);

(iii)	Energy Recapitalization and Restructuring Fund, L.P., a Delaware limited partnership (“ERR”);

(iv)	ERR FI Flatonia Holdings, LLC, a Delaware limited liability company (“ERR FI Flatonia Holdings”);

(v)	Energy Recapitalization and Restructuring FI, Ltd, a Cayman Islands exempted company (“ERR FI Ltd.”);

(vi)	Energy Recapitalization and Restructuring FI Fund, L.P., a Cayman Islands limited partnership (“ERR FI”);

(vii)	ERR FI II Flatonia Intermediate, L.P., a Delaware limited partnership (“ERR FI II Flatonia Intermediate”);

(viii)	Parallel Resource Partners, LLC, a Delaware limited liability company (“Parallel”);

(ix)	BRC Energy Partners, a Delaware limited liability company (“BRC EP”);

(x)	Bluescape Resources Company LLC, a Delaware limited liability company (“Bluescape Resources”);

(xi)	C. John Wilder Jr., a United States citizen;

(xii)	Carlson Energy Partners I, LLC, a Delaware limited liability company (“CEP I”);

(xiii)	Carlson Energy Corp., a Delaware corporation (“Carlson Corp.”);

(xiv)	Clint D. Carlson, a United States citizen;

(xv)	Ron Hulme, a United States citizen; and

(xvi)	John K. Howie, a United States citizen.

SCHEDULE 13D

The entities listed at (i) through (vii) are referred to herein collectively as the “Parallel Entities.” The entities and individuals listed at (ix) through (xi) are referred to herein collectively as the “Bluescape Persons” and the entities and individuals listed at (xii) through (xiv) are referred to herein collectively as the “Carlson Persons.” The individuals listed at (xv) through (xvi) above are referred to herein collectively as the “CEP I Persons.”

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of ERR FI Ltd. and Carlson Corp. are set forth in Appendix A attached hereto, which is incorporated by reference herein.

The principal business of each of the Parallel Entities is to invest in securities. The principal business of Parallel is to serve as the investment manager of the Parallel Entities. The principal business of each of BRC EP and CEP I is to manage the business of Parallel. The principal business of Bluescape Resources is to manage BRC EP and to invest in private oil and gas assets. The principal occupation of Mr. C. John Wilder Jr., is to serve as the Executive Chairman of Bluescape Resources. The principal business of Carlson Corp. is to serve as a manager of CEP I. The principal occupation of Mr. Clint D. Carlson is serving as President of Carlson Capital, L.P., a Delaware limited partnership and an affiliate of Carlson Corp., the principal business of which is to serve as an investment manager. The principal occupation of both Mr. Ron Hulme and Mr. John K. Howie is to serve as a member of the board of managers of Parallel.

The principal business address of the Parallel Entities, Parallel and the CEP I Persons is 919 Milam Street Suite 550, Houston, TX 77002. The principal business address of the Bluescape Persons is 200 Crescent Ct. #1900, Dallas, Texas 75201. The principal business address of the Carlson Persons and Carlson Capital, L.P. is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended by adding the following paragraphs at the end of the section titled “Contribution Agreement”:

Flatonia never exercised its right to appoint an Earthstone director. Furthermore, in the last five years, Earthstone has issued a significant number of shares of common stock in a public offering for cash and in two material business combinations. The last of these material share issuances occurred at the closing of Earthstone’s acquisition of Bold Energy III LLC (“Bold”) on May 9, 2017 (the “Bold Acquisition Date”). Because the Bold acquisition utilized a so-called Up-C structure, Earthstone (i) created and issued a new class of shares called Class B Common Stock in the acquisition and (ii) converted all then-existing shares of Common Stock into Class A Common Stock.

The Class B Common Stock can be freely exchanged for Class A Common Stock on a one-for-one basis and votes with the Class A Common Stock on an as-exchanged basis. Therefore, from a voting and control perspective, the two classes of shares of Common Stock are virtually identical to each other. Also, given the Class B Common Stock’s exchange rights and the nature of the Up-C structure, the two classes of common shares are effectively economically equivalent.

Accordingly, after the Bold acquisition, Flatonia’s 7.5% minimum threshold for maintaining its right to appoint either an Earthstone director or a board observer was measured against all common shares, not just the Class A Common Stock. In addition, because of the significant dilution from the material share issuances described above, Flatonia’s percentage ownership of Earthstone’s outstanding shares fell below the 7.5% threshold on the Bold Closing Date. As a result, effective as of the Bold Closing Date, Flatonia forfeited any rights that Flatonia had under the Contribution Agreement to appoint either an Earthstone director or a board observer.

SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated to read as follows:

(a) and (b). The responses of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

1.       As of the date hereof, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Flatonia and the other Reporting Persons may be each deemed to be the beneficial owner of an aggregate of 2,068,519 shares of Earthstone Class A Common Stock, representing 7.1% of the outstanding shares of Earthstone’s outstanding Class A Common Stock, based on a total of 29,305,986 shares of Class A Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person other than Flatonia is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock. Pursuant to Rule 13d-4, each such Reporting Person disclaims all such beneficial ownership.

2.       Flatonia Holdings owns, directly and indirectly, 100% of the membership interests of Flatonia.

3.       ERR owns 42.2%, ERR FI Flatonia Holdings owns 3.3% and ERR FI Flatonia Intermediate owns 14.5%, in each case, of the membership interests of Flatonia Holdings.

4.       ERR FI Ltd. owns 100% of the membership interests of ERR FI Flatonia Holdings, and ERR FI owns 100% of the issued and outstanding shares of stock of ERR FI Ltd.

5.       As set forth above, ERR, ERR FI and ERR FI II Flatonia Intermediate (collectively, the “ERR Entities”) own 60.0% of the membership interests of Flatonia Holdings. Parallel serves as the general partner of, and has the power to direct the affairs of, each of the ERR Entities. Parallel also serves as the manager of Flatonia Holdings and owns, directly or indirectly, 1.6% of the membership interests of Flatonia Holdings. The board of managers of Parallel consists of Clint D. Carlson, C. John Wilder Jr., Ron Hulme, John K. Howie, and Jonathan Siegler.

6.       Together, CEP I and BRC EP have the power to direct the affairs of Parallel. Additionally, CEP I and BRC EP each own 50% of the outstanding membership interests of Parallel. Together, Carlson Corp., Ron Hulme and John K. Howie form the board of managers CEP I and have the power to direct its affairs. Collectively, Carlson Corp., Ron Hulme and John Howie own 100% of the membership interests of CEP I. Mr. Clint D. Carlson has the power to direct the affairs of Carlson Corp., as its President. Bluescape Resources owns 100% of the membership interests of BRC EP and has the power to direct the affairs of BRC EP. Mr. C. John Wilder Jr. has the power to direct the affairs of Bluescape Resources as its Executive Chairman.

(c)       Except as set forth on Appendix B, which is incorporated by reference into this Item 5(c), none of the Reporting Persons or, to their knowledge, any director or executive officer thereof, has effected any transaction in the shares of Class A Common Stock since the date that was 60 days prior to October 1, 2019.

(d)       No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Contribution Shares.

(e)       Not applicable.

SCHEDULE 13D

Item 7.	Material to be Filed as Exhibits.

Item 7 if hereby amended and restated in its entirety as follows:

Exhibit	Description

Exhibit A	Joint Filing Agreement, dated March 3, 2020

Exhibit B	Contribution Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 20, 2014).

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2020

FLATONIA ENERGY, LLC

By:	/s/ John K. Howie
Name:	John K. Howie
Title:	President

FLATONIA HOLDINGS, LLC

By:	Parallel Resource Partners, LLC, its manager

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ENERGY RECAPITALIZATION AND RESTRUCTURING FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI FLATONIA HOLDINGS, LLC

By:	Energy Recapitalization and Restructuring FI, Ltd., its managing member

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

SCHEDULE 13D

ENERGY RECAPITALIZATION AND RESTRUCTURING FI, LTD.

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

ENERGY RECAPITALIZATION AND RESTRUCTURING FI FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI II FLATONIA INTERMEDIATE, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

PARALLEL RESOURCE PARTNERS, LLC

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

BRC ENERGY PARTNERS LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

SCHEDULE 13D

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

/s/ C. John Wilder Jr.
C. John Wilder Jr.

CARLSON ENERGY PARTNERS I, LLC

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	Chairman

CARLSON ENERGY CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Ron Hulme
Ron Hulme

/s/ John K. Howie
John K. Howie

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE 13D

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF ERR FI Ltd. AND Carlson Corp.

The following sets forth the name, position, principal occupation, and principal business address of each director and executive officer of Energy Recapitalization and Restructuring FI, Ltd. and Carlson Energy Partners I, LLC, respectively. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Energy Recapitalization and Restructuring FI, Ltd. or Carlson Energy Partners I, LLC owns any Class A Common Stock.

ERR FI Ltd.

Name	Position	Principal Occupation	Citizenship and Principal Business Address
Ron Hulme	Director	Chief Executive Officer and member of the board of managers of Parallel	U.S.A., 919 Milam Street, Suite 550, Houston, Texas 77002

Jonathan Siegler	Director	Chief Financial Officer and member of the board of managers of Parallel	U.S.A., 200 Crescent Court, Suite 1900, Dallas, Texas 75201

Clint D. Carlson	Principal	President of Carlson Capital, L.P.	U.S.A., 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

CARLSON CORP.

Name	Position	Principal Occupation	Citizenship and Principal Business Address
Clint D. Carlson	President and Director	President of Carlson Capital, L.P.	U.S.A., 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

Lynne B. Alpar	Chief Financial Officer	Chief Financial Officer of Carlson Capital, L.P.	U.S.A., 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

SCHEDULE 13D

Appendix B

Transactions Since the Date 60 Days Preceding October 1, 2019

Note: Each of the transactions set forth below was a sale of shares of Class A Common Stock for the account of Flatonia Energy, LLC on the New York Stock Exchange.

Transaction Date	Shares	Price
08/12/2019	6,400	$3.88
08/13/2019	10,945	$3.75
08/14/2019	7,481	$3.50
08/15/2019	2,200	$3.38
08/16/2019	10,012	$3.34
08/21/2019	4,955	$3.53
08/22/2019	2,600	$3.48
08/23/2019	1,000	$3.22
08/26/2019	3,237	$3.25
08/27/2019	5,500	$3.14
08/28/2019	4,936	$3.41
08/29/2019	12,000	$3.58
08/30/2019	1,887	$3.39
09/03/2019	3,279	$3.21
09/04/2019	2,400	$3.35
09/05/2019	1,706	$3.48
09/06/2019	1,810	$3.45
09/09/2019	3,232	$3.63
09/11/2019	2,400	$3.79
09/12/2019	4,802	$3.64
09/13/2019	4,200	$3.73
09/16/2019	6,569	$4.14
09/17/2019	36,582	$4.41
09/18/2019	6,526	$4.20
09/20/2019	4,603	$4.14
09/23/2019	2,588	$4.11
09/24/2019	3,781	$3.79
09/25/2019	1,481	$3.75
09/27/2019	1,321	$3.44
09/30/2019	5,600	$3.24
10/01/2019	3,260	$3.33
10/02/2019	1,800	$3.24
10/03/2019	2,494	$3.23
10/04/2019	5,400	$3.43
10/07/2019	3,100	$3.49
10/08/2019	3,878	$3.51

SCHEDULE 13D

Transaction Date	Shares	Price
10/09/2019	5,678	$3.57
10/10/2019	3,560	$3.58
10/15/2019	2,281	$3.34
10/17/2019	5,500	$3.46
10/18/2019	1,800	$3.35
10/21/2019	2,197	$3.40
10/22/2019	3,710	$3.74
10/23/2019	3,591	$3.91
10/24/2019	3,516	$3.89
10/25/2019	2,323	$4.01
10/28/2019	4,600	$4.11
10/29/2019	2,800	$4.13
10/31/2019	3,211	$3.86
11/01/2019	2,443	$4.09
11/04/2019	5,299	$4.46
11/05/2019	4,618	$4.76
11/06/2019	2,500	$4.68
11/07/2019	7,144	$5.05
11/11/2019	6,642	$5.57
11/12/2019	6,943	$5.53
11/13/2019	6,875	$5.65
11/14/2019	7,551	$5.66
11/15/2019	6,100	$5.73
11/18/2019	10,096	$5.42
11/19/2019	4,847	$5.02
11/21/2019	3,289	$4.46
11/22/2019	3,740	$4.45
11/25/2019	6,738	$4.34
11/26/2019	5,014	$4.34
11/29/2019	1,203	$4.40
11/27/2019	2,970	$4.40
12/02/2019	5,390	$4.28
12/03/2019	2,930	$4.23
12/04/2019	4,752	$4.68
12/05/2019	3,866	$4.77
12/06/2019	3,800	$5.09

SCHEDULE 13D

Transaction Date	Shares	Price
12/09/2019	2,494	$5.22
12/10/2019	7,954	$5.37
12/11/2019	2,830	$5.46
12/12/2019	3,958	$5.66
12/13/2019	5,273	$5.67
12/16/2019	10,094	$5.94
12/17/2019	6,945	$5.97
12/18/2019	2,957	$6.13
12/19/2019	14,900	$6.19
12/20/2019	6,000	$6.35
12/26/2019	9,720	$6.59
12/27/2019	6,100	$6.53
12/30/2019	6,518	$6.15
12/31/2019	5,200	$6.28
01/02/2020	3,615	$6.15
01/03/2020	6,430	$6.26
01/06/2020	12,389	$6.61
01/07/2020	18,319	$7.01
01/08/2020	14,365	$6.62
01/09/2020	10,898	$6.26
01/10/2020	11,369	$6.08
01/13/2020	10,051	$5.89
01/14/2020	10,786	$5.51
01/15/2020	5,257	$5.34
01/16/2020	7,974	$5.64
01/17/2020	4,518	$5.47
01/21/2020	7,534	$5.29
01/22/2020	5,940	$5.15
01/23/2020	6,150	$4.90
01/24/2020	3,390	$4.77
01/27/2020	6,400	$4.63
01/28/2020	3,587	$4.64
01/29/2020	4,530	$4.60
01/30/2020	11,020	$5.02
01/31/2020	5,813	$5.04
02/03/2020	8,303	$4.65
02/04/2020	8,096	$4.73
02/05/2020	12,012	$5.04
02/06/2020	7,083	$4.97
02/07/2020	7,105	$4.56
02/10/2020	8,500	$4.49
02/11/2020	8,197	$4.54
02/12/2020	9,422	$4.57

SCHEDULE 13D

Transaction Date	Shares	Price
02/13/2020	3,526	$4.55
02/14/2020	4,879	$4.45
02/18/2020	4,600	$4.34
02/19/2020	9,352	$4.58
02/20/2020	6,019	$4.77
02/21/2020	8,012	$4.60
02/24/2020	11,554	$4.39
02/25/2020	11,193	$4.53
02/26/2020	6,629	$4.41
02/27/2020	10,209	$3.99
03/02/2020	8,122	$4.02
03/03/2020	4,300	$4.07

EXHIBIT A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D Amendment No. 2 is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 3, 2020

FLATONIA ENERGY, LLC

By:	/s/ John K. Howie
Name:	John K. Howie
Title:	President

FLATONIA HOLDINGS, LLC

By:	Parallel Resource Partners, LLC, its manager

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ENERGY RECAPITALIZATION AND RESTRUCTURING FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI FLATONIA HOLDINGS, LLC

By:	Energy Recapitalization and Restructuring FI, Ltd., its managing member

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

SCHEDULE 13D

ENERGY RECAPITALIZATION AND RESTRUCTURING FI, LTD.

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Director

ENERGY RECAPITALIZATION AND RESTRUCTURING FI FUND, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

ERR FI II FLATONIA INTERMEDIATE, L.P.

By:	Parallel Resource Partners, LLC, its general partner

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

PARALLEL RESOURCE PARTNERS, LLC

By:	/s/ Ron Hulme
Name:	Ron Hulme
Title:	Chief Executive Officer

BRC ENERGY PARTNERS LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

SCHEDULE 13D

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ C. John Wilder Jr.
Name:	C. John Wilder Jr.
Title:	Executive Chairman

/s/ C. John Wilder Jr.
C. John Wilder Jr.

CARLSON ENERGY PARTNERS I, LLC

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	Chairman

CARLSON ENERGY CORP.

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Ron Hulme
Ron Hulme

/s/ John K. Howie
John K. Howie